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FOR IMMEDIATE RELEASE

Media:  (972) 652-4522

Securities Analysts:  (972) 652-7294
investor_relations@afcc.com
Shareholders:  1-888-NYSE-AFS



             THE ASSOCIATES ANNOUNCES ACQUISITION
                  OF AVCO FINANCIAL SERVICES

     DALLAS, August 11, 1998   Associates First Capital
Corporation (NYSE:AFS) announced today it has agreed to acquire the assets and assume the liabilities of Avco Financial Services, Inc., a wholly-owned subsidiary of Textron Inc. (NYSE:TXT), for $3.9 billion. The purchase price equates to approximately 3.3 times book value. The acquisition is subject to regulatory approvals.

     Avco is a global, diversified financial services company with approximately $8.9 billion in assets, 8,000 employees, 1,265 branches and 2.5 million customers. Its product offerings include real estate, retail sales finance and consumer loans, equipment, inventory and vendor finance and credit and collateral-related insurance. Avco has the fourth largest U.S. consumer branch network and a significant international presence with offices in Canada, Australia, the United Kingdom, New Zealand, France, Hong Kong, Spain, Ireland, India and Sweden.

    "Avco is a strong, sound business that provides an excellent strategic complement to our operations," said Keith W. Hughes, chairman and chief executive officer of The Associates. "Avco's extensive network of operations gives us a presence in a number of new international arenas, while strengthening our position in
existing core markets.   Avco is a quality company with a
talented and experienced management team and excellent employee base."

    "Avco has been a strong, consistent contributor to Textron," said Textron President and Chief Executive Officer Lewis B. Campbell. "We are delighted that Avco is joining the global leader in diversified finance. Together, these two companies will realize enhanced growth opportunities around the world."

                          (Continued)
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     With the acquisition of Avco, The Associates will have
approximately $72 billion in managed receivables, operations in 16 countries and more than 18 million customers worldwide. Associates First Capital Corporation is a leading diversified finance company providing consumer and commercial finance, leasing and related services worldwide. Headquartered in Dallas, it is one of the nation's 100 largest companies, based on total market capitalization.

     This news release contains certain forward-looking statements. The factors which may cause future results to differ materially from expectations are discussed in the form 10-K for the year ended December 31, 1997, filed with the Securities and Exchange Commission.
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